Filed by LGL Systems Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LGL Systems Acquisition Corp.

Commission File No. 333-256129

On May 11, 2021, Jamil Jaffer, SVP for Strategy, Partnerships, & Corporate at IronNet CyberSecurity, Inc. (“IronNet”) was interviewed by CNBC. IronNet intends to make the link to this interview available to investors. A transcript of the interview is set forth below.

CNBC Transcript - Jamil Jaffer on Squawx Box, May 11, 2021

Jamil Jaffer, SVP for Strategy, Partnerships, & Corporate at IronNet

Well, you know, look, I think that what the President said thus far is that Russia has some measure of responsibility, because the servers may be located in Russia. This is one of those situations where if you’re allowing your space to be utilized whether it’s from criminal groups or nation state groups, you know, there’s sort of a tacit understanding that you know this is happening, and therefore you bear responsibility. I think the kind of thing we’re going to see here is additional sanctions, additional pressure on Russia. But, you know, it’s unlikely to escalate beyond that. That being said, it is important that not only the US but our allies in Europe really have prepared a menu of options, when something big does happen, our opponents need to know what’s going to happen to them if they’re actually directly responsible. Today that’s not clear, we need to be clear about that and then actually levy consequences when bad things happen.

Geoff Cutmore, CNBC

What about the eye for an eye approach here? No doubt there are the technical capabilities within the US intelligence services for some doss attacks, denial of service on Russian state facilities, private companies in Russia. We’ve seen the Israelis go after Iranian facilities, so that’s state on state. And is it possible that we will see similar things, inspired in the United States or is that not a path we need to go down?

Jamil Jaffer, SVP for Strategy, Partnerships, & Corporate at IronNet

I think right now that’s probably unlikely, but I think we do need to be prepared for that. You know, we’ve sort of all gotten used to sanctions being the primary tool of foreign policy, whether in the United States or in Europe, we’ve got to be prepared--if an adversary, a nation state adversary, comes after our infrastructure, our allies infrastructure--to be prepared to engage in the serious responses, whether that means a cyber response or a physical response. If we’re not going to do that we’re not really effectively deter these things and so again, another area where, if the government knew better what was happening within private industry, they can calibrate and really demonstrate to our foreign adversaries, what we do to respond.

Important Information and Where to Find It

This transcript relates to a proposed transaction between LGL Systems Acquisition Corp. (“LGL”) and IronNet. LGL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement to be distributed to LGL’s stockholders in connection with LGL’s solicitation of proxies for the vote by LGL’s stockholders in connection with the proposed business combination and other transactions described in the Registration Statement, as well as a preliminary prospectus relating to the offer of LGL’s securities to be issued to IronNet’s stockholders in connection with the completion of the proposed business combination described in the Registration Statement. After the Registration Statement is declared effective, LGL will mail the definitive proxy statement/prospectus to stockholders of LGL as of a record date to be established for voting on the proposed business combination. LGL also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF LGL ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED BY LGL FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LGL and IronNet once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LGL when and if available, can be obtained free of charge on LGL’s website at https://www.dfns.ai or by directing a written request to LGL Systems Acquisition Corp., 165 Liberty St., Suite 220, Reno, NV 89501 or to info@dfnsi.ai.

Participants in the Solicitation

LGL and IronNet and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of LGL’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of proxies from LGL’s stockholders in connection with the proposed transactions described in the Registration Statement and the interests that such persons have in the proposed business combination are set forth in the proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This transcript includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding IronNet’s business combination with LGL. When used in this transcript, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements, including statements relating to IronNet’s future financial performance. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside LGL’s or IronNet’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by LGL stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; IronNet’s ability to execute on its plans to develop and market new products and the timing of these development programs; IronNet’s estimates of the size of the markets for its products; the rate and degree of market acceptance of IronNet’s products; the success of other competing technologies that may become available; IronNet’s ability to identify and integrate acquisitions; the performance of IronNet’s products; potential litigation involving LGL or IronNet; and general economic and market conditions impacting demand for IronNet’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described under the heading “Risk Factors” in the Registration Statement, and other documents filed by LGL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither LGL nor IronNet undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

3